UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No.     )*

GSE Systems, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

36227K205
(CUSIP Number)

BRADLEY L. RADOFF
2727 Kirby Drive
Unit 29L
Houston, Texas 77098

Travis Wofford
Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 36227K205

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
	7	SOLE VOTING POWER

NUMBER OF		250,000
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		- 0 -
BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		250,000
	10	SHARED DISPOSITIVE POWER

		- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.201%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No.: 36227K205

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
	7	SOLE VOTING POWER

NUMBER OF		95,000
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		- 0 -
BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		95,000
	10	SHARED DISPOSITIVE POWER

		- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.736%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No.: 36227K205

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”)

Item 1.	Security and Issuer.

This Schedule 13D relates to the Issuer’s common stock, $0.01 par value per share (the “Shares”) of GSE Systems, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 6940 Columbia Gateway Dr., Suite 470, Columbia, Maryland 21046.

Item 2.	Identity and Background.

(a)	This statement is filed by:

i.	The Radoff Family Foundation, a Texas non-profit corporation (the “Radoff Foundation”), with respect to the Shares directly and beneficially owned by it; and

ii.	Bradley L. Radoff, with respect to the Shares directly and beneficially owned by him and as a director of the Radoff Foundation.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The principal business address of each of the Reporting Persons is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098.

(c)	The principal business of the Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as a private investor.

(d)	No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Radoff is a citizen of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 250,000 Shares directly owned by the Radoff Foundation is approximately $1,023,740, including brokerage commissions.

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CUSIP No.: 36227K205

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 95,000 Shares directly owned by Mr. Radoff is approximately $390,767, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares on the Reporting Persons’ belief that the Issuer’s proposed take-private merger with affiliates of Pelican Energy Partners Base Zero LP (the “Pelican Merger”) significantly undervalues the Issuer and that the consummation of the Pelican Merger at the current price is not in the best interests of the Issuer or its stockholders.  The belated disclosure with incomplete projections show that the issuer is beginning to materially benefit from the nuclear resurgence.  The Reporting Persons intend to explore potential alternative transactions that would allow current shareholders to maintain ownership in the Issuer while providing the Issuer with liquidity.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon 3,471,677 Shares issued and outstanding as of August 9, 2024, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024.

A.	The Radoff Foundation

(a)	As of the date hereof, the Radoff Foundation beneficially owns directly 250,000 Shares.

Percentage: Approximately 7.201%

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CUSIP No.: 36227K205

(b)	1. Sole power to vote or direct vote: 250,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 250,000
4. Shared power to dispose or direct the disposition: 0

B.	Mr. Radoff

(a)	As of the date hereof, Mr. Radoff beneficially owns directly 95,000 Shares. As a director of the Radoff Foundation, Mr. Radoff may be deemed to beneficially own the 250,000 Shares owned by the Radoff Foundation.

Percentage: Approximately 2.736%

(b)	1. Sole power to vote or direct vote: 95,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 95,000
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(c)	Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 11, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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CUSIP No.: 36227K205

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated October 11, 2024.

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SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2024

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Director

/s/ Bradley L. Radoff
Bradley L. Radoff

[Signature Page to Schedule 13D]

SCHEDULE A

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Bradley L. Radoff Director*
Rose Radoff Director and Secretary	Director and Secretary	2727 Kirby Drive, Unit 29L Houston, Texas 77008	United States
Russell Radoff Director	Medical Doctor	Medical Clinic of Houston, L.L.P. 1701 Sunset Boulevard Houston, Texas 77005	United States

*	Mr. Radoff is a Reporting Person and, as such, the information with respect to Mr. Radoff called for by the Schedule 13D is set forth therein.

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

The following tables sets forth all transactions by the Reporting Persons with respect to Shares effected in the last 60 days. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Nature of Transaction	Amount of Securities Purchased (Sold)	Price per Share ($)	Date of Purchase / Sale
THE RADOFF FAMILY FOUNDATION
Purchase of Common Stock	100,000	$4.090	October 9, 2024
Purchase of Common Stock	1,813	4.080	October 9, 2024
Purchase of Common Stock	100,000	4.090	October 9, 2024
Purchase of Common Stock	34,473	4.090	October 9, 2024
Purchase of Common Stock	13,000	4.090	October 9, 2024
Purchase of Common Stock	202	4.090	October 9, 2024
Purchase of Common Stock	512	4.095	October 10, 2024

Nature of Transaction	Securities Purchased or Sold	Price per Share ($)	Date of Purchase / Sale
BRADLEY L. RADOFF
Purchase of Common Stock	80,000	$4.11	October 10, 2024
Purchase of Common Stock	15,000	$4.099	October 10, 2024